Exhibit 4-10
DESCRIPTION OF SECURITIES
Certain provisions of the Amended and Restated Articles of Incorporation and Amended and Restated Code of Regulations of FirstEnergy Corp., an Ohio corporation (“FE” and, collectively with its consolidated subsidiaries, “FirstEnergy”), are summarized or referred to below. The summaries may not contain all of the information that may be important to investors, do not relate to or give effect to the provisions of statutory or common law, and are qualified in their entirety by express reference to FE’s Amended and Restated Articles of Incorporation and Amended and Restated Code of Regulations.
General
FE is authorized by its Amended and Restated Articles of Incorporation to issue 700,000,000 shares of common stock, $0.10 par value per share. FE is also authorized by its Amended and Restated Articles of Incorporation to issue 5,000,000 shares of preferred stock, $100 par value per share.
FE’s Amended and Restated Articles of Incorporation give its board of directors authority to issue preferred stock from time to time in one or more classes or series and to fix the designations, powers, preferences, limitations and relative rights of any series of preferred stock that it chooses to issue, including, without limitation, dividend rates, conversion rights, voting rights, terms of redemption and liquidation preferences and the number of shares constituting each such series. Such preferred stock could be issued with terms that could delay, defer or prevent a change of control of FirstEnergy. Prior to the issuance of a new series of preferred stock, FE will amend its Amended and Restated Articles of Incorporation, designating the stock of that series and the terms of that series. FE will describe the terms of the preferred stock in the prospectus supplement for such offering, as applicable, and will file a copy of the amendment to its Amended and Restated Articles of Incorporation establishing the terms of the preferred stock with the Securities and Exchange Commission.
Dividend Rights
Subject only to any prior rights and preferences of any shares of FE’s preferred stock that are or may in the future be issued and outstanding, the holders of FE’s common stock are entitled to receive dividends when, as and if declared by FE’s board of directors out of legally available funds.
Liquidation Rights
In the event of FE’s dissolution or liquidation, the holders of its common stock will be entitled to receive, pro rata, after the prior rights of the holders of any issued and outstanding shares of its preferred stock have been satisfied, all of its assets that remain available for distribution after payment in full of all of its liabilities.
Voting Rights
The holders of FE’s common stock are entitled to one vote on each matter submitted for their vote at any meeting of FE’s stockholders for each share of FE’s common stock held as of the record date for the meeting. Under FE’s Amended and Restated Articles of Incorporation, the voting rights of its preferred stock may differ from the voting rights of its common stock. The holders of FE’s common stock are not entitled to cumulate their votes for the election of directors.
Adoption of amendments to FE’s Amended and Restated Articles of Incorporation, adoption of a plan of merger, consolidation or reorganization, authorization of a sale or other disposition of all or substantially all of FE’s assets not made in the usual and regular course of its business or adoption of a resolution of dissolution, and any other matter that would otherwise require a two-thirds approving vote, require the approval of a majority of the voting power of FE’s outstanding shares.
In addition, the approval of a majority of the voting power of FE’s outstanding shares must be obtained to amend or repeal the provisions of its Amended and Restated Code of Regulations.
Ohio Law Anti-takeover Provisions
Several provisions of the Ohio Revised Code (“ORC”) may make it more difficult to acquire FirstEnergy by means of a tender offer, open market purchase, proxy fight or otherwise. These provisions include Chapter 1704 (Business Combinations), Section 1701.831 (Control Share Acquisitions) and Section 1707.041 (Control Bids). The ORC’s Business Combination, Control Share Acquisition and Control Bids provisions are set forth in summary below. This summary may not contain all the information that is important to investors and is subject to, and is qualified in its entirety by reference to, all sections of the ORC.
Chapter 1704 of the ORC applies to a broad range of business combinations between an Ohio corporation and an interested stockholder. The Ohio law definition of “business combination” includes mergers, consolidations, combinations or majority share acquisitions. An “interested stockholder” is defined as a stockholder who, directly or indirectly, exercises or directs the exercise of 10% or more of the voting power of the corporation in the election of directors.
Chapter 1704 restricts corporations from engaging in business combinations with interested stockholders, unless the articles of incorporation provide otherwise, for a period of three years following the date on which the stockholder became an interested stockholder, unless the directors of the corporation have approved the business combination or the interested stockholder’s acquisition of shares of the corporation prior to the date the stockholder became an interested stockholder. After the initial three-year moratorium, Chapter 1704 prohibits such transactions absent approval by the directors of the interested stockholder’s acquisition of shares of the corporation prior to the date that the stockholder became an interested stockholder, approval by disinterested stockholders of the corporation or the transaction meeting certain statutorily defined fair price provisions.
Under Section 1701.831 of the ORC, unless the articles of incorporation, the regulations adopted by the stockholders, or the regulations adopted by the directors pursuant to division (A)(1) of Section 1701.10 of the ORC provide otherwise, any control share acquisition of a corporation can only be made with the prior approval of the corporation’s disinterested stockholders. A “control share acquisition” is defined as the acquisition, directly or indirectly, by any person of shares of a corporation that, when added to all other shares of that corporation in respect of which the person may exercise or direct the exercise of voting power, would enable that person, immediately after the acquisition, directly or indirectly, alone or with others, to exercise levels of voting power of the corporation in the election of directors in any of the following ranges: at least 20% but less than 33 1⁄3%; at least 33 1⁄3% but no more than 50%; or more than 50%.
FE has not opted out of the application of either Chapter 1704 or Section 1701.831.
Section 1707.041 of the ORC regulates certain “control bids” for corporations in Ohio with certain concentrations of Ohio stockholders and permits the Ohio Division of Securities to suspend a control bid if certain information is not provided to offerees, the subject corporation and the Ohio Division of Securities. Control bids include the purchase of or offer to purchase any equity security of such a corporation from a resident of Ohio if, after the purchase of that security, the offeror would be directly or indirectly the beneficial owner of more than 10% of any class of issued and outstanding equity securities of the corporation. Information that must be provided in connection with a control bid includes a statement of any plans or proposals that the offeror, upon gaining control, may have to liquidate the subject corporation, sell its assets, effect a merger or consolidation of the corporation, establish, terminate, convert, or amend employee benefit plans, close any plant or facility of the subject corporation or of any of its subsidiaries or affiliates, change or reduce its work force or the work force of any of its subsidiaries or affiliates, or make any other major change in the corporation’s business, corporate structure, management personnel or policies of employment.
Anti-takeover Effects
The rights or the provisions of Ohio law described above, individually or collectively, may discourage, deter, delay or impede a tender offer or other attempt to acquire control of FirstEnergy even if the transaction would result in the stockholders receiving a premium for their shares over current market prices or if the stockholders otherwise believe the transaction would be in their best interests.
In addition, FE’s Amended and Restated Code of Regulations contains certain advance notice provisions with which stockholders must comply in order to bring business before an annual meeting of stockholders or nominate candidates for FE’s board of directors.
Preemptive or Conversion Rights
Holders of FE’s common stock have no preemptive or conversion rights and are not subject to further calls or assessments by FE. There are no redemption or sinking fund provisions applicable to FE’s common stock.